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CUSIP NO. 338923 10 5             SCHEDULE 13G                      Page 1 of 4




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                           (Amendment No. __________)


                        FlexiInternational Software, Inc.
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                   338923 10 5
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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  CUSIP No.  338923 10 5              13G              Page  2  of  4


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1.      NAME OF REPORTING PERSONS
        JAMES W. SCHENCK
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]

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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.

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                         5.       SOLE VOTING POWER
                                  1,212,499 (1)

  NUMBER OF              -------------------------------------------------------
   SHARES                6.       SHARED VOTING POWER
BENEFICIALLY                      NONE
  OWNED BY
    EACH                 -------------------------------------------------------
 REPORTING               7.       SOLE DISPOSITIVE POWER
PERSON WITH                       1,212,499 (1)

                         -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER
                                  NONE

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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,212,499 (1)

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               [ ]
        CERTAIN SHARES*

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        7.5%

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12.     TYPE OF REPORTING PERSON
        IN


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(1)  Includes 75,000 shares of Common Stock subject to an option exercisable within 60 days after December 31, 1997.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 338923 10 5                SCHEDULE 13G                 Page 3 of 4


ITEM 1(a).   NAME OF ISSUER:

     FlexiInternational Software, Inc., a Delaware corporation (the "Company")

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     Two Enterprise Drive
     Shelton, Connecticut 06484

ITEM 2(a).   NAME OF PERSONS FILING:

     James W. Schenck

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     c/o FlexiInternational Software, Inc.
     Two Enterprise Drive
     Shelton, Connecticut 06484

ITEM 2(c).   CITIZENSHIP:

     USA

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

     Common Stock, $.01 par value per share, of the Company

ITEM 2(e).   CUSIP NUMBER:

     338923 10 5.

ITEM 3.      FILING PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

     Not Applicable.

ITEM 4.      OWNERSHIP.

    (a)      Amount beneficially owned:...............................1,212,499

    (b)      Percent of class:.............................................7.5%

    (c) Mr. Schenck has sole voting and dispositive power with respect to the 1,212,499 shares reported herein. Such number of shares includes, pursuant to Rule 13d-3, 75,000 shares of Common Stock subject to an option exercisable within 60 days after December 31, 1997.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Not Applicable.


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CUSIP NO. 338923 10 5               SCHEDULE 13G                     Page 4 of 4

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable.

ITEM 10.     CERTIFICATION:

     Not Applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 1998



                                                     /s/ James W. Schenck
                                                     __________________________
                                                     James W. Schenck